

16021838

SEC
Mail Processing
Section
AUG 30 2016
Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite #101
(No. and Street)

Grasonville	MD	21638
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O. Brittingham, President email: chip@immgki.com (410) 827-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, LLC
(Name – *if individual, state last, first, middle name*)

955 Mt. Hermon Road	Salisbury	MD	21804
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest O. Brittingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30th, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



JOAN TRUDY LEE
NOTARY
PUBLIC
TALBOT COUNTY, MD

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INTERNATIONAL MONEY
MANAGEMENT GROUP, INC

FINANCIAL REPORT

JUNE 30, 2016

CONTENTS

	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3 - 4
FINANCIAL STATEMENTS	
Statements of Financial Condition	5
Statements of Operations and Comprehensive (Loss) Income	6
Statements of Changes in Stockholder's Equity	7
Statements of Cash Flows	8
Statements of Changes in Subordinated Borrowings	9
Notes to Financial Statements	10 - 14
SUPPLEMENTAL FINANCIAL INFORMATION	
Schedule I - Computation of Net Capital	16
Schedule II - Computation for Determination of Reserve Requirements	17
Schedule III - Information Relating to Possession or Control Requirements	18
Notes to Supplemental Schedules	19
OTHER INFORMATION	
Report of Independent Registered Public Accounting Firm on Exemption Statement Under Rule 15c3-3	21
Statement Regarding Exemption Report Under Rule 15c3-3	22
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)	23 - 24
Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures on Schedule of Assessment and Payments (Form SIPC-7)	25 - 26

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Charles M. Meenehan
Craig A. Walter
Mark A. Welsh


TGMGROUP
LLC

CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
International Money Management Group, Inc.

We have audited the accompanying statements of financial condition of International Money Management Group, Inc. (a Maryland corporation) as of June 30, 2016 and 2015, and the related statements of operations and comprehensive (loss) income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of International Money Management Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, and III and the related notes to the supplemental schedules on pages 16 through 19 have been subjected to audit procedures performed in conjunction with the audit of International Money Management Group, Inc.'s financial statements. The supplemental information is the responsibility of International Money Management Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

TGM Group LLC

Salisbury, Maryland
August 22, 2016

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2016 and 2015

		2016		2015
ASSETS				
Cash and cash equivalents	$	**44,427**	$	114,815
Deposits with clearing organizations		**50,000**		50,000
Securities available-for-sale, at fair value		**6,467**		4,881
Commissions receivable		**20,929**		26,880
Service fees receivable		**38,633**		39,843
Due from affiliate - BFG		-		2,000
Other assets		**8,336**		5,363
Deferred tax asset		**1,531**		325
Total assets	**$**	**170,323**	$	244,107
LIABILITIES				
Commissions payable	**$**	**5,130**	$	49,762
Service fees payable		**27,043**		27,890
Income taxes payable		-		4,939
Due to affiliate - BIC		**35,409**		38,924
Total liabilities		**67,582**		121,515
STOCKHOLDER'S EQUITY				
Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding		**13,555**		13,555
Additional paid-in capital		**74,443**		74,443
Accumulated other comprehensive income, net of tax of $876 and $507 in 2016 and 2015, respectively		**2,891**		1,674
Retained earnings		**11,852**		32,920
Total stockholder's equity		**102,741**		122,592
Total liabilities and stockholder's equity	**$**	**170,323**	$	244,107

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
For the Years Ended June 30, 2016 and 2015

	2016	2015
REVENUES		
Mutual fund	$ **302,336**	$ 308,007
Stock and bond	**258,808**	374,641
Variable annuity and pension	**65,446**	68,940
Life insurance	**1,384**	2,516
Total revenues	627,974	754,104
EXPENSES		
Commissions and bonuses	**300,234**	419,076
Overhead	**260,121**	213,696
Licensing and insurance	**11,267**	5,744
Professional fees	**4,826**	15,145
Clearing	**79,338**	101,002
Miscellaneous	**412**	1,374
Total expenses	**656,198**	756,037
OTHER INCOME		
Interest, net	**276**	156
Miscellaneous	**365**	2,857
Total other income	**641**	3,013
Net (Loss) Income Before Income Taxes	**(27,583)**	1,080
Provision for income tax (benefit) expense	**(6,515)**	250
NET (LOSS) INCOME	$ **(21,068)**	$ 830
OTHER COMPREHENSIVE INCOME, net of tax		
Unrealized holding gain on securities available-for-sale	**1,217**	782
TOTAL COMPREHENSIVE (LOSS) INCOME	$ **(19,851)**	$ 1,612

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2016 and 2015

	Capital stock		Additional	Accumulated Other Comprehensive	Retained	
	Shares	Amount	paid-in capital	Income	Earnings	Total
Balances, June 30, 2014	271,136	$ 13,555	$ 74,443	$ 892	$ 32,090	$ 120,980
Net income	-	-	-	-	830	830
Net unrealized gains on securities available-for-sale, net of deferred income taxes of $237	-	-	-	782	-	782
Balances, June 30, 2015	271,136	$ 13,555	$ 74,443	$ 1,674	$ 32,920	$ 122,592
Net loss	-	-	-	-	**(21,068)**	**(21,068)**
Net unrealized gains on securities available-for-sale, net of deferred income taxes of $369	-	-	-	**1,217**	-	**1,217**
Balances, June 30, 2016	**271,136**	**$ 13,555**	**$ 74,443**	**$ 2,891**	**$ 11,852**	**$ 102,741**

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2016 and 2015

		2016		2015
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss) income	$	**(21,068)**	$	830
Adjustments to reconcile net (loss) income to net cash (used by) provided by operating activities:				
(Increase) decrease in assets:				
Commissions receivable		**5,951**		14,840
Service fees receivable		**1,210**		(488)
Due from affiliate - BFG		**2,000**		(2,000)
Other assets		**(2,973)**		4,158
Deferred tax asset		**(1,575)**		(325)
Increase (decrease) in liabilities:				
Deferred tax liability		**-**		(4,364)
Commissions payable		**(44,632)**		15,649
Service fees payable		**(847)**		341
Income taxes payable		**(4,939)**		4,939
Due to affiliate - BIC		**(3,515)**		(1,832)
Net cash (used by) provided by operating activities		**(70,388)**		31,748
Net (decrease) increase in cash		**(70,388)**		31,748
Cash, beginning of fiscal year		**114,815**		83,067
Cash, end of fiscal year	$	**44,427**	$	114,815
Supplementary cash flow information:				
Interest paid	$	**283**	$	-
Income taxes paid		**4,939**		-
Total appreciation on securities available for sale		**1,586**		1,019

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended June 30, 2016 and 2015

Subordinated borrowings at July 1, 2014	$ -
Increases (decreases) in subordinated borrowings	-
Subordinated borrowings at June 30, 2015	$ -
Increases (decreases) in subordinated borrowings	-
Subordinated borrowings at June 30, 2016	$ -

The Notes to Financial Statements are an integral part of these statements

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3). At June 30, 2016 and 2015 there was an officer commission payable included in commissions payable of $0 and $23,464, respectively.

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and its Significant Accounting Policies (Continued)

Service Fees

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2016 and 2015, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

Note 2. Securities

The Company owns 100 common shares of a worldwide securities listing company that were originally purchased at a value of $27 per share.

Investment securities are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
June 30, 2016:				
Equity securities, available-for-sale	$ **2,700**	$ **3,767**	$ **-**	$ **6,467**
June 30, 2015:				
Equity securities, available-for-sale	$ 2,700	$ 2,181	$ -	$ 4,881

Note 3. Due To/From Affiliate

In accordance with an agreement International Money Management Group, Inc. has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate as payment for overhead expense items. The indirect expenses are based on the Company's proportionate share of overall expenses. Overhead expense for the years ended June 30, 2016 and 2015 was **$260,121** and $213,696, respectively. Also, there was a Due from Bayview Financial Group, Inc. for the year ended June 30, 2016 and 2015 of **$0** and $2,000, respectively.

International Money Management Group, Inc. receives monthly management service fee income that is payable to its affiliate, Bayview Investment Council, Inc. There was a due to Bayview Investment Council, Inc. at June 30, 2016 and 2015 of **$35,409** and $38,924, respectively.

Note 4. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham and 50% by Wayne Humphries.

International Money Management Group, Inc.'s, individual and corporate client portfolios are managed by Bayview Investment Counsel, Inc. Bayview Investment Counsel, Inc. is owned 50% by Mr. Brittingham and 50% by Mr. Humphries.

Note 5. Income Taxes

The components of the provision (benefit) for income tax for the year ended June 30, 2016 and 2015 are as follows:

	2016	2015
Current income taxes:	$ -	$ 4,939
Income tax receivable:	(4,939)	-
Deferred income taxes:	(1,576)	(4,689)
Income tax provision (benefit)	$ (6,515)	$ 250

The components of net deferred income tax are as follows at June 30, 2016 and 2015.

	2016	2015
Deferred tax asset:		
Current:		
Commission and service fee payables	$ 7,585	$ 18,056
Net operating loss carryforward	9,460	-
	$ 17,045	$ 18,056
Deferred tax liability:		
Current:		
Commission and service fee receivables	$ (14,638)	$ (17,224)
Net unrealized gain on investment securities available-for-sale	(876)	(507)
	$ (15,514)	$ (17,731)
Reflected in the balance sheet as a:		
Net current deferred tax asset	$ 1,531	$ 325

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables will be fully utilized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

During 2010, the Company adopted ASC 740-10 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses.

Based on the results of managements' evaluation, adoption of ASC 740-10 did not have a material effect on the Company's financial statements. Further, no interest or penalties have been accrued or charged to expense as of June 30, 2016.

Note 5. Income Taxes (Continued)

The Company's Federal and Maryland tax returns for tax years 2013, 2014, and 2015 are subject to examination, generally for three years after they are filed.

At June 30, 2016 and 2015, the Company had $61,933 and $0, respectively, of net operating losses (NOL) for income tax purposes, which begin to expire in 2036. The Company elected to carryback net operating losses of $21,245 to the tax return for fiscal year 2015 creating a Federal refund of $3,187 and Maryland refund of $1,752 which are reflected in other assets on the balance sheet as of June 30, 2016. The NOL balance of $40,688 will be carried forward to future tax periods estimating a deferred federal tax asset of $6,103 and deferred state tax asset of $3,357.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2016, the Company had net capital of $84,090 which was $79,090 in excess of its required amount of $5,000.

Note 7. Fair Value Measurement

The Company adopted ASC Topic 820 which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. ASC Topic 820 requires disclosures about the fair value of assets and liabilities recognized in the statement of financial condition in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Fair Value Hierarchy

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)
Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of assets or liabilities)

In determining the appropriate levels, the Company performs a detailed analysis of assets and liabilities that are subject to ASC Topic 820.

Note 7. Fair Value Measurement (Continued)

Fair value measurements on a recurring basis at June 30, 2016 and 2015 are as follows:

	Level 1	Level 2	Level 3	Fair Value
June 30, 2015:				
Securities available-for-sale	$ 4,881	$ -	$ -	$ 4,881
Activity:				
Securities available-for-sale:				
Unrealized gains included in other comprehensive income	1,586	-	-	1,586
June 30, 2016:				
Securities available-for-sale	$ 6,467	$ -	$ -	$ 6,467

Securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Note 8. Subsequent Events

The Company has evaluated subsequent events through August 22, 2016, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

(SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2016

Net capital		
Total stockholders' equity	$	102,741
Deductions:		
Non-allowable assets:		
Service fees, net		7,719
Other assets		10,932
Total non-allowable assets		18,651
Net capital	$	84,090
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	5,130
Service fees payable		27,043
Due to affiliate		35,409
Total aggregate indebtedness	$	67,582
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt $4,505 or $5,000, whichever is greater	$	5,000

See Report of Independent Registered Public Accounting Firm

Schedule II
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2016

	2016
Customer funds held in excess	$ -
Amount in reserve bank account	$ -

See Report of Independent Registered Public Accounting Firm

Schedule III
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2016

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Report of Independent Registered Public Accounting Firm

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2016.

Net capital per June 30, 2016 FOCUS report	$	77,634
Year-end adjustments		6,456
Net capital per Schedule I	$	84,090

See Report of Independent Registered Public Accounting Firm

OTHER INFORMATION

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Charles M. Meenehan
Craig A. Walter
Mark A. Welsh


TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION STATEMENT UNDER RULE 15c3-3

To the Board of Directors
International Money Management Group, Inc.

We have reviewed management's statements, included in the accompanying Statement Regarding Exemption Report Under Rule 15c3-3, in which (1) International Money Management Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Money Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) International Money Management Group, Inc. stated that International Money Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Money Management Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Money Management Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TGM Group LLC

Salisbury, Maryland
August 22, 2016

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574
114 Bay Street, Building A | PO Box 627 | Easton, MD 21601 | 410-822-4008



International Money Management Group, Inc. - Investment Bankers - Member FINRA - SIPC
Wells Cove
110 Channel Marker Way, Suite 101
Grasonville, MD 21638
Phone: (410) 827-4005 Fax: (410) 827-0797

Statement Regarding Exemption Report Under Rule 15c3-3

June 30, 2016

Broker Dealer:
International Money Management Group, Inc.
110 Channel Marker Way, Suite #101
Grasonville, MD 21638
Web CRD #14367

International Money Management Group, Inc. claims exemption from Rule 15c3-3 under provision (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. This exemption was met throughout the most previous fiscal year without exception.

Ernest (Chip) O. Brittingham
President

JTL (Rule15c-3ExemptionStatement07-12-16.doc)

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Charles M. Meenehan
Craig A. Walter
Mark A. Welsh


TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL
As required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
International Money Management Group, Inc.

In planning and performing our audit of the financial statements of International Money Management Group, Inc. (the Company), as of and for the year ended June 30, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574
114 Bay Street, Building A | PO Box 627 | Easton, MD 21601 | 410-822-4008

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Charles M. Meenehan
Craig A. Walter
Mark A. Welsh


TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON THE SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
International Money Management Group, Inc.
Grasonville, MD 21638

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by International Money Management Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating International Money Management Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. International Money Management Group, Inc.'s management is responsible for International Money Management Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016. As a result of two year-end adjusting journal entries, the revenue as reported on the audited Form X-17A-5 for the year ended June 30, 2016 is $10,886 less than the total revenue reported in Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. As a result of two year-end adjusting journal entries, the total deductions as reported on the Form SIPC-7 are $10,886 more than the revised supporting schedules and working papers.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574
114 Bay Street, Building A | PO Box 627 | Easton, MD 21601 | 410-822-4008

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



TGM Group LLC
Salisbury, Maryland
August 22, 2016

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

955 Mt. Hermon Road, Salisbury, MD 21804 | 410-742-1328
114 Bay Street, Building A, Easton, MD 21601 | 410-822-4008
www.tgmgroupllc.com